Exhibit 99.3
September 26, 2019

Eldorado Gold Corporation
1188-550 Burrard Street
Bentall 5
Vancouver, British Columbia
V6C 2B5
Canada

Re: Prospectus Supplement Filed Pursuant to General Instruction II.L of Form F-10

We hereby consent to the reference to our opinions under the headings “Certain Canadian Federal Income Tax Considerations” and "Eligibility for Investment" and to the reference of our name under the heading “Legal Matters” in this Prospectus Supplement of Eldorado Gold Corporation (the “Company”) filed pursuant to General Instruction II.L of Form F-10, which formed part of the Registration Statement on Form F-10 filed by the Company with the United States Securities and Exchange Commission (File No. 333-233055).

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933 or the rules and regulations promulgated thereunder.

Yours truly,

“Blake, Cassels & Graydon LLP”

Blake, Cassels & Graydon LLP